Exhibit 99.1

HollySys Comments on BVI Court Decision Denying Claim of Mr. Baiqing Shao and Ace Lead Profits Limited

Beijing, China – September 24, 2021 – HollySys Automation Technologies Ltd. (NASDAQ: HOLI) (“HollySys” or the “Company”), a leading provider of automation and control technologies and applications in China, today provided an update on the litigation filed by Mr. Baiqing Shao and Ace Lead Profits Limited (“Ace Lead”) against the Company in the Eastern Caribbean Supreme Court, Territory of the British Virgin Islands (the “Court”).

As previously disclosed, on January 7, 2021, the Company adopted amendments (the “2021 Amendments”) to the Amended and Restated Memorandum and Articles of Association of the Company (the “2021 M&AA”). Mr. Baiqing Shao and Ace Lead (the “Claimants”) initiated proceedings against the Company in the Court on February 4, 2021 seeking to prevent the Company from enforcing the 2021 Amendments (the “Claim”).

On September 22, 2021, the Court handed down a judgment rejecting the Claim. The Court’s decision means that the 2021 Amendments were validly adopted, the 2021 M&AA are currently effective, and the Company can take steps in reliance on the 2021 M&AA.

In denying the Claim, the Court found that “the [Company’s] directors all acted for proper motives and that the amendments were not made in breach of their fiduciary duties to Hollysys”. The decision of the Court may be appealed within 42 days of the date of the ruling.

The Court ordered the Claimants to pay the Company’s costs of the litigation, which the Company will enforce, including by seeking satisfaction against the shares in the Company held by Mr. Baiqing Shao.

The Court decision, dated September 22, 2021, is expected to become publicly available as part of claim BVIHC (COM) 2021/0015 in the Eastern Caribbean Supreme Court, Territory of the British Virgin Islands and will be posted on the Company’s website.

About HollySys Automation Technologies Ltd.

HollySys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, HollySys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. HollySys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, HollySys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, HollySys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, HollySys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. HollySys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which HollySys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HollySys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. In particular, the outcome of the BVI litigation is uncertain, and the Company cannot predict the potential results of the litigation filed against it by others. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

###

Contact information:

HollySys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com